		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		June 30, 2023
		(in € m.)
	Debt (1) :
	Long-term debt	122,323
	Trust preferred securities	513
	Long-term debt at fair value through profit or loss	7,114
	Total debt	129,950

	Shareholders' equity:
	Common shares (no par value)	5,223
	Additional paid-in capital	39,958
	Retained earnings	18,841
	Common shares in treasury, at cost	(54)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(967)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(480)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	68
	Foreign currency translation, net of tax	(524)
	Unrealized net gains from equity method investments	(11)
	Total shareholders' equity	62,054
	Equity component of financial instruments	8,551
	Noncontrolling interest	1,723
	Total equity	72,328
	Total capitalization	202,278
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[1]	€ 56,327 million (43%) of our debt was secured as of June 30, 2023.

Due to rounding, numbers may not add up precisely to the totals provided.